VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. John P. Nolan, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549	June 10, 2008

Re:	Unibanco – União de Bancos Brasileiros S.A. Unibanco Holdings S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 (File No. 1-14640 and 1-14640-01)

Dear Mr. Nolan and Ms. Cooper:

We appreciate the time spent on the analysis of our response letter dated April 18, 2008 and on our phone conversation held on April 30, 2008, with respect to the materiality assessment regarding our application of cash flow hedge accounting in accordance with the guidelines of Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”). As requested, please find attached, as Attachment A, the impact of the misstatements on the U.S. GAAP financial statements for the year ended December 31, 2007 for both Unibanco and Unibanco Holdings.

In addition, as discussed, we will supplementally provide the proposed disclosure that we intend to include in our Form 20-F for the year ended December 31, 2007, regarding our prior error and current decision to cease the application of hedge accounting, effective as of January 1, 2007.

With respect to our materiality analysis, we hereby confirm that the misstatements have no effect on the “Iron Curtain Approach” for either Unibanco or Unibanco Holdings as of December 31, 2004. The accumulated effect on “Accumulated Other Comprehensive Income” (AOCI) on such date is less than R$1 million.

We discussed the materiality assessment referred to above with our Audit Committee. The Audit Committee has concurred with our conclusion that the misstatements are not material to the U.S. GAAP financial statements for the years ended December 31, 2004, 2005, 2006 or 2007 for either Unibanco or Unibanco Holdings.

We, and our Audit Committee, have discussed the materiality assessment referred to above with our external auditors, Auditores Independentes, PricewaterhouseCoopers (“PwC”). PwC concurs with our assessment that the misstatements are not material to the U.S. GAAP financial statements for the years ended December 31, 2004, 2005, 2006 for either Unibanco or Unibanco Holdings. With respect to our materiality assessment for the year ended December 31, 2007, PwC has concurred that such misstatements are not material, based on the available unaudited 2007 amounts that were used in forming the basis of the assessment. PwC is in the process of completing its 2007 audit at this time.

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For the reasons discussed in our prior letter dated April 18, 2008, we intend to record necessary adjustments to correct for the cumulative misstatement as of January 1, 2007, in our U.S. GAAP financial statements and to cease the application of hedge accounting in our U.S. GAAP financial statements as of that date. For Unibanco, the cumulative aggregate impact of the misstatement will be the recognition of a loss of R$85 million (net of income tax) deferred in “Accumulated Other Comprehensive Income” as of January 1, 2007, with a corresponding entry of R$129 million to “Trading Income (Loss)” and related income tax effect of R$44 million to “Deferred Tax Expense (Benefit).” For Unibanco Holdings, the cumulative aggregate impact of the misstatement will be the recognition of a loss of R$50 million (net of income tax) deferred in “Accumulated Other Comprehensive Income” as of January 1, 2007, with a corresponding entry of R$129 million to “Trading Income (Loss),” related income tax effect of R$44 million to “Deferred Tax Expense (Benefit)” and a R$35 million expense in “Minority Interest.”

***

Once again, we thank you for your consideration of our responses to your comment letters, and kindly ask for your confirmation of our statements described in this letter so that we may proceed with the filing of our annual report on Form 20-F for the year ended December 31, 2007.

If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please do not hesitate to contact Francesca Odell or Vanessa Gonzalez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000. Accounting questions may be directed to Paulo Sergio Miron of PricewaterhouseCoopers - Auditores Independentes at (55 11) 3674-2000.

Very truly yours,

/s/ Geraldo Travaglia Filho

Geraldo Travaglia Filho

Chief Financial Officer of Unibanco – União de Bancos
Brasileiros S.A. and Unibanco Holdings S.A.

cc:

Francesca Odell

Vanessa Gonzalez

Cleary Gottlieb Steen & Hamilton LLP

Paulo Sergio Miron

PricewaterhouseCoopers

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 ATTACHMENT A – Impact of Misstatement on the USGAAP Financial Statement for December 2007.

The following tables, with impacts over reported data for the year ended December 31, 2007 have been provided to support our conclusion.

Table	Title
1	Analysis of Misstatements - Rollover and Iron Curtain Approaches
2	Earnings Per Share (EPS) – Rollover and Iron Curtain Approaches
3	Cash Flow – Operating Activities – Rollover and Iron Curtain Approaches
4	Selected Financial Data - Rollover and Iron Curtain Approaches

We reinforce that since the U.S. GAAP financial statements are still in the process of being audited by PwC, we have structured our materiality analysis based on an estimated amount that our management considers highly probable of reflecting the final numbers. These amounts may be subject to a 10% increase or decrease, ranging from R$ 3.352 million to R$ 4.096 million for Unibanco, and from R$ 1.826 million to R$ 2.232 million for Unibanco Holdings.

In assessing materiality, we used both a qualitative and a quantitative approach to arrive at an overall judgment, pursuant to the guidance provided in SAB 99. Our analysis also includes an assessment of the impact under both “rollover” and “iron curtain” methods, as described in SAB 108. Our final conclusion is based on an overall consideration of this qualitative and quantitative analysis.

Quantitative Assessment

In developing a quantitative assessment, we considered several data points, including the impact on our income before and after taxes and the impact on stockholders’ equity. An initial rule-of-thumb calculation to assess materiality used by companies is 5%-10% of net income.

The misstatements have no impact on any asset or liability, or on the total net shareholders’ equity (Table 1) reported by either Unibanco or Unibanco Holdings. In addition, the misstatements have no impact on the total net cash flows from operations for either company (Table 3).

Income Statement

For both Unibanco and Unibanco Holdings, the impact of the misstatements on the income statements for the years ended December 31, 2007, are not material, as shown in Tables 1 and 2, applying either one of the “rollover” or “iron curtain” methods. The impact of the out-of-period correction is the same for the rollover method as under the iron curtain method because we ceased the application of hedge accounting as of January 1, 2007.

The impact on net income of Unibanco is 2.28% in 2007, under both the “rollover” and the “iron curtain” method. The impact on net income of Unibanco Holdings is 2.46%, in 2007, under both the “rollover” and the “iron curtain” method.

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Earnings per Share

For both Unibanco and Unibanco Holdings, the impact of the misstatements on earnings per share – common and preferred shares (EPS) for the year ended December 31, 2007, is not material, as shown in Table 2, using either of the “rollover” or “iron curtain” methods.

The impact on Unibanco’s EPS is 2.28% in 2007, under both the “rollover” and the “iron curtain” method. The impact on Unibanco Holdings’ EPS is 2.46% in 2007 under both the “rollover” and the “iron curtain” method.

Selected Financial Data

As shown in Table 4, the impact of the misstatements in the Selected Financial Data for the year ended December 31, 2007, is not material to Unibanco, under either the “rollover” or “iron curtain” methods. There is no reported Selected Financial Data for Unibanco Holdings.

The impact on Unibanco’s Return on Average Assets is 2.3% in 2007, under both the “rollover” and the “iron curtain” method. The impact on Unibanco’s Return on Average Equity is 2.3% in 2007, under both the “rollover” method and “iron curtain” method. The impact on Unibanco’s Efficiency Ratio is 0.9% in 2007, under both the “rollover” and the “iron curtain” method. The impact on Unibanco’s Dividends Payout Ratio is 2.2% in 2007, under both the “rollover” and the “iron curtain” method.

Overall Conclusion

Based on our assessment of all the relevant information in a quantitative and qualitative approach, we concluded that the misstatements are not material to the U.S. GAAP financial statements for the year ended December 31, 2007 for either Unibanco or Unibanco Holdings.

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TABLE 1 - Analysis of Misstatements - Rollover and Iron Curtain Approaches

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. and Subsidiaries
Cash Flow Hedge - SAB 99 Quantitative Analysis

	Rollover and Iron Curtain Approach
	Dec/07
Income before taxes and minority	
Without effect of error	5.675
Unaudited - with effect of error	5.546
Effect	(129)
% Effect	-2,33%
Net Income	
Without effect of error	3.809
Unaudited - with effect of error	3.724
Effect	(85)
% Effect	-2,28%
Stockholders' Equity	
Without effect of error	13.050
Unaudited - with effect of error	13.050
Effect	-
% Effect	0,00%

UNIBANCO HOLDINGS S.A. and Subsidiary
Cash Flow Hedge - SAB 99 Quantitative Analysis

	Rollover and Iron Curtain Approach
	Dec/07
Income before taxes and minority	
Without effect of error	5.618
Unaudited - with effect of error	5.489
Effect	(129)
% Effect	-2,35%
Net Income	
Minority without effect of error	2.384
Net Income without effect of error	2.079
Total	4.463
Unaudited Minority - with effect of error	2.349
Unaudited Net Income - with effect of error	2.029
Total	4.378
Effect Minority	(35)
Effect Net Income	(50)
Total	(85)
% Effect	-2,46%
Stockholders' Equity	
Without effect of error	7.676
Unaudited - with effect of error	7.676
Effect	-
% Effect	0,00%

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TABLE 2 - Earnings Per Share (EPS) – Rollover and Iron Curtain Approaches

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TABLE 3 - Cash Flow – Operating Activities – Rollover and Iron Curtain Approaches

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TABLE 4 - Selected Financial Data - Rollover and Iron Curtain Approaches

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